Exhibit 99.1

First Phosphate Reports Publication of Peer-Reviewed Study of the Bégin-Lamarche Igneous Phosphate Deposit in Ore Geology Reviews

Saguenay, Québec – September 21, 2026 – First Phosphate Corp. (“First Phosphate” or the “Company”) (NASDAQ: PHOS) (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is pleased to announce that the Company’s Bégin-Lamarche Igneous Phosphate Deposit has been subject of a peer-reviewed study in Ore Geology Reviews (published on ScienceDirect), a premier scientific journal focusing on ore genesis and exploration.

The study highlights how economic, phosphate-rich layers in the Bégin-Lamarche deposit were formed. Results indicate these layers are low in chlorine and other trace elements making them suitable as a potential high-purity source of phosphate for production of purified phosphoric acid (“PPA”), a critical precursor in the manufacture of lithium iron phosphate (“LFP”) battery cathode active material.

The full peer-reviewed publication is accessible via ScienceDirect at:

https://www.sciencedirect.com/science/article/pii/S0169136826000375?via%3Dihub

The research, authored by scientists from Queen’s University and Université du Québec à Chicoutimi (UQAC), focuses on the geological characterization of the Mountain, North and South Zones of the Company’s Bégin-Lamarche igneous phosphate deposit, part of the 1.14 Ga Lac-Saint-Jean Anorthositic (“LSJA”) Suite — the largest anorthosite complex in the world.

Through detailed mineralogical, petrological and geochemical analysis, the study further reinforces the strategic importance of Québec igneous phosphate as a secure North American feedstock source capable of supporting First Phosphate’s vertical integration strategy along the LFP battery supply chain.

The conclusions of the study are summarized below:

1.	The Bégin-Lamarche deposit is hosted in massif anorthosite and associated nelsonite and oxide-apatite-mafic to ultramafic rocks of the Lac-Saint-Jean Anorthositic Suite. Apatite represents the primary phosphatic mineralization confirming the magmatic origin and geological continuity of the phosphate-bearing zones across the Mountain, North and South Zones.

2.	Analytical results demonstrate that the phosphate mineralization is capable of producing a high-grade phosphate concentrate. Testing indicates concentrate levels around ~40% P₂O₅, which aligns above global averages for igneous phosphate concentrates and supports suitability for PPA production.

3.	Geochemical characterization demonstrates low levels of deleterious trace elements unlike those which are commonly associated with sedimentary phosphate deposits. Such low concentrations of deleterious trace elements enhance the potential for producing high-purity PPA suitable for LFP cathode active material applications.

4.	The geometry, thickness and near-surface occurrence of certain phosphate layers suggest favorable conditions for potential open-pit mining scenarios, subject to further engineering and mine planning studies, thereby supporting the long-term development potential of the deposit.

These findings provide the foundation for the exploration of other igneous phosphate layers throughout the Québec anorthosite that are suitable for LFP battery production. Results may apply to other phosphatic anorthosites globally offering new insights for high-purity phosphate resource development.

Qualified Person

The scientific and technical disclosure for First Phosphate included in this news release has been reviewed and approved by Steeve Lavoie, P.Geo. Mr. Lavoie is Chief Geologist of First Phosphate and a Qualified Person under National Instrument 43-101 – Standards of Disclosure of Mineral Projects (“NI 43-101”).

About ScienceDirect

ScienceDirect, operated by Elsevier, is the premier platform for peer-reviewed scientific, technical and health literature. It provides access to millions of journal articles and book chapters across more than 3,000 peer-reviewed journals and tens of thousands of books. ScienceDirect supports interdisciplinary research and delivers trusted, high-quality scientific content to researchers, engineers, academics and industry professionals worldwide. Through advanced search tools and AI-powered features, ScienceDirect enables efficient discovery and exploration of validated scientific evidence to accelerate innovation and informed decision-making.

About First Phosphate Corp.

First Phosphate (NASDAQ: PHOS) (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security. First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay–Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

For further information, please contact:

Steeve Lavoie

Chief Geologist

Tel: +1 (418) 815-5416

Investor Relations: https://firstphosphate.com/investors

Media Relations: https://firstphosphate.com/contact

Website: www.FirstPhosphate.com

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LinkedIn: https://www.linkedin.com/company/first-phosphate/

Forward-Looking Information and Cautionary Statements

This press release contains certain statements and information that may be considered "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. In some, but not necessarily all, cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking words such as "expects," "aims," "anticipates" or "does not expect," "should," "is likely to," "estimates," "intends," "assumes," "anticipates" or "does not anticipate," or "believes," or variations of such words and phrases, or by statements indicating that certain actions, events or results "may," "could," "should," "are likely to," "will," or "will be undertaken," "occur," or "be achieved," and other similar expressions. Furthermore, statements in this press release that are not historical facts are forward-looking statements, including, but not limited to: expectations regarding the potential mineralization, geological merit and economic feasibility of the Company’s projects, including the layers’ suitability as a potential high-purity source of phosphate for the production of PPA, Québec igneous phosphate being a source capable of supporting First Phosphate’s vertical integration strategy into the LFP battery supply chain, the future production and grade of phosphate concentrate, the potential for producing high-purity phosphoric acid suitable for LFP cathode active material applications, favorable conditions for potential open-pit mining scenarios and the long-term development potential of the property. Although the Company believes that the expectations expressed in these forward-looking statements are based on reasonable assumptions, these statements are not guarantees of future performance, and actual results or developments may differ materially from those anticipated in the forward-looking statements. Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include development and exploration successes, the continued availability of capital and financing, and general economic, market, or business conditions. These statements are based on a number of assumptions, including: that the engineering and construction schedules and capital costs associated with the Company's exploration, development, and expansion projects are correctly estimated and will not be affected by unforeseen circumstances; the ability to obtain financing for the proposed activities on acceptable terms; the absence of a material deterioration in general commercial and economic conditions; the absence of significant delays in obtaining permits and other approvals; and the absence of significant disruptions affecting the Company's operations or its ability to access the operating equipment, services, and supplies required for the project.in sufficient quantities and in a timely manner; the maintenance of inflation and project input prices at levels approximately in line with expectations; the ability to carry out exploration and development programs in accordance with the Company's expectations; expectations regarding commodity prices, including assumptions concerning P2O5; the maintenance of the Company's relationships with local municipalities and First Nations in accordance with its expectations; the maintenance of the Company's relationships with its other partners and third-party suppliers in accordance with its expectations; and the maintenance of relationships with governments and government actions in accordance with the Company's expectations. Investors are cautioned that these statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company assumes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this press release is subject to these cautionary statements.